UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                               SEC FILE NUMBER
                                                                    1-8232

                                  FORM 12B-25
                                                                  CUSIP NUMBER
                                                                   628735-20-1

                          NOTIFICATION OF LATE FILING

(Check one):   [X] Form 10-K & Form 10-KSB    [ ] Form 20-F    [ ] Form  11-K
               [ ] Form 10-Q & Form 10-QSB    [ ] Form  N-SAR

               For Period Ended:  June  30,  2001
                                  ---------------

               [ ]   Transition  Report  on  Form  10-K
               [ ]   Transition  Report  on  Form  20-F
               [ ]   Transition  Report  on  Form  11-K
               [ ]   Transition  Report  on  Form  10-Q
               [ ]   Transition  Report  on  Form  N-SAR

               For the Transition Period Ended:
                                                 ----------------------

 Read Instructions (on back page) Before Preparing Form.  Please Print or Type
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART  I  -  REGISTRANT  INFORMATION
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Full  Name  of  Registrant

NBI,  Inc.
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Former  Name  if  Applicable

N/A
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Address  of  Principal  Executive  Office  (Street  and  Number)

850  23rd  Avenue,  Suite  D
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City,  State  and  Zip  Code

Longmont,  CO    80501
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PART  II  -  RULES  12B-25(B)  AND  (C)
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If  the  subject  report  could  not  be  filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the
following  should  be  completed.    (Check  box  if  appropriate)

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the pre-
[X] scribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART  III  -  NARRATIVE
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State  below  in  reasonable  detail  the  reasons  why the Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

The Company has had to devote a significant amount of time researching various accounting issues arising from its year-end audit. The Company is filing its Form 10-KSB simultaneously with this form of extension.

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PART  IV  -  OTHER  INFORMATION
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(1)    Name and telephone number of person to contact in regard to this notification:

       Marjorie  Cogan                (303)               684-2700
       ---------------             -----------        ------------------
           (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                          [X]  Yes     [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X]  Yes     [ ]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company reported a net loss of $970,000 in fiscal 2001, compared to net income of $565,000 in fiscal 2000. During fiscal 2001, the Company experienced a significant decline in revenues, resulting from the downturn in the economy, coupled with higher costs and expenses including a substantial increase in natural gas costs.


==============================================================================

                                  NBI,  Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    October  1,  2001                    By:  /s/  Marjorie  A.  Cogan
         -----------------                         ------------------------
                                                      Marjorie A. Cogan
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                                  VIOLATIONS
                             (SEE 18 U.S.C. 1001).